December 28, 2007

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	National Retail Properties, Inc.

File No. 001-11290

Form 10-K for the Year Ended December 31, 2006

Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

Dear Ms. van Doorn:

Set forth below is the response of National Retail Properties, Inc. (the “Company”) to the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated December 12, 2007, regarding the Company’s Form 10-K for the Year Ended December 31, 2006 and Forms 10-Q for the Quarterly Periods Ended March 31, 2007, June 30, 2007 and September 30, 2007.

Form 10-K

Item 2. Investment Properties, page 15

1.	Please revise the first table on page 26 to clarify that the line item “Percentage of total gross leasable area” refers to your average occupancy rates and provide a line item disclosing your average rent per square foot for the same period.

The Company will clarify the line item “Percentage of total gross leasable area” to state “Percentage of total gross leasable area leased” for all future filings.

The Company does not believe the average rent per square foot is a valuable metric due to the wide range of retail property sizes and types which the Company owns. Although most real estate investment trusts primarily invest in one property type (i.e. office, shopping center, apartment, etc.), we invest in single-tenant net lease properties of all sizes and types. Property sizes range from 1,000

Ms. Linda van Doorn

Securities and Exchange Commission

December 28, 2007

square feet up to 135,000 square feet. In addition, our tenants’ lines of trade are varied and include convenience, full service restaurants, drugs, books, consumer electronics, sporting goods, theaters, limited service restaurants, grocery, furniture, travel plazas and office supplies. Based upon the average rent per square foot that would result from this wide range of property sizes and types, the Company does not feel this information would be beneficial information to the investor.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 23

2.	The fifth paragraph identifies the key indicators that management uses to evaluate the financial condition and operating performance of the Company. Please expand your disclosure to describe these indicators in more detail, including current trends associated with each one and the related impact on financial condition and operating performance.

In future filings, the Company will expand the disclosure of its key indicators to include more detail, including trends associated with each one and the impact on financial and operating activities.

Liquidity, page 37

3.	Please revise to discuss your distribution for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings, etc.

The Company’s cash flow from operating activities, net of the cash used in and provided by the acquisitions and dispositions of its Inventory Properties, has been sufficient to pay the distributions for each period presented. The Company funds its real estate acquisitions primarily with borrowings from its line of credit. In future filings, the Company will expand its disclosure to include the comparison of cash flows from operating activities compared to its distributions and disclose any deficiencies and the alternate sources of funding.

Ms. Linda van Doorn

Securities and Exchange Commission

December 28, 2007

Certifications, Exhibit 31.1 and 31.2

4.	We noted that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

The Company confirms that Mr. Macnab and Mr. Habicht each signed the required certification in a personal capacity. In future filings, the Company will remove the title of the certifying individual to clarify that the certifying individual is signing the certification in a personal capacity.

5.	We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. some of the discrepancies include:

a.	Replacing the word “report” with “annual report” in paragraphs 2, 3, and 4(a).

b.	Replacing the phrase “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of the annual report)” with the “most recent first fiscal quarter” in paragraph 4(d).

Please revise your certifications to follow the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

The Company has reviewed and understands the form as outlined in Item 601(B)(31)(i) of Regulation S-K and will follow this exact form in all future filings.

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Linda van Doorn

Securities and Exchange Commission

December 28, 2007

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any comments regarding this filing to the undersigned at (407) 265-7348.

Thank you very much for your prompt attention to this matter.

Sincerely,

Kevin B. Habicht

Executive Vice President and CFO